THIS ANNOUNCEMENT HAS NOT BEEN APPROVED BY THE AUSTRALIAN SECURITIES EXCHANGE (“ASX”) FOR RELEASE ON THE ASX PLATFORM AS THE ASX HAS EXPRESSED CONCERN TO MBT IN RELATION TO THE PROPOSED TRANSACTION AND THE SUITABILITY OF THE COMPANY TO BE LISTED ON THE ASX POST-COMPLETION OF THE TRANSACTION

THE ASX THEREFORE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS ANNOUNCEMENT

PlayUp Limited Defaults on Payments Owed to Mission

10 January 2019 - Mission NewEnergy Limited (ASX: MBT, OTC: MNELF) announces today that PlayUp Limited (“PLA”) has not paid MBT amounts owed under the terms of the agreement as announced on October 3, 2018. As a result of this non-payment, MBT has briefed its lawyers to recover the debt by all means necessary and review the status of the contract in light of PlayUp’s default.

Mission shall continue to update the market in accordance with its continuous disclosure obligations.

- Announcement Ends -

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton
Phone: +61 8 6313 3975
Email: james@missionnewenergy.com